UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.   )*

STRATA SKIN SCIENCES, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

86272A107

(CUSIP Number)

Robert Grundstein

Sabby Management, LLC

10 Mountainview Road, Suite 205

Upper Saddle River, New Jersey 07458

United States of America

Tel. No.: (646) 307-4500

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

January 2, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Sabby Healthcare Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 335,105
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 335,105
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8.22%
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.22%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

1	NAMES OF REPORTING PERSONS Sabby Volatility Warrant Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 72,096
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 72,096
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 72,096
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.77%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

1	NAMES OF REPORTING PERSONS Sabby Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 407,201
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 407,201
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 407,201
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.99% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

1	NAMES OF REPORTING PERSONS Hal Mintz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 407,201
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 407,201
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 407,201
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.99% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Item 1. Security and Issuer

The name of the issuer is Strata Skin Sciences, Inc., a Delaware corporation (the “Issuer”). The address of the Issuer's principal office is 100 Lakeside Drive, Suite 100, Horsham, Pennsylvania 19044, United States of America. This Schedule 13D relates to the Issuer's Common Stock, par value $0.001 (the “Shares”).

Item 2. Identity and Background

(a), (f)	This joint statement on Schedule 13D is being filed by Sabby Healthcare Master Fund, Ltd. (the “Sabby Healthcare”), which was formed in the Cayman Islands, Sabby Volatility Warrant Master Fund, Ltd. (“Sabby Volatility”), which was formed in the Cayman Islands, Sabby Management, LLC (“Sabby Management”), which was formed in Delaware, and Hal Mintz, a United States citizen. Sabby Healthcare Master Fund, Ltd., Sabby Volatility Warrant Master Fund, Ltd., Sabby Management, LLC and Hal Mintz are each a “Reporting Person” and are collectively referred to herein as the “Reporting Persons.” Mr. Mintz is the manager of Sabby Management, which is the investment manager of Sabby Healthcare and Sabby Volatility. The Reporting Persons have entered into a Joint Filing Agreement, dated as of the date hereof, a copy of which is filed with this Schedule 13D as Exhibit 1 (which is incorporated herein by reference), pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k) under the Act.

(b)	Residence or business address;

Sabby Healthcare Master Fund, Ltd.

c/o Ogier Fiduciary Services (Cayman) Limited

89 Nexus Way, Camana Bay

Grand Cayman KY1-9007

Cayman Islands

Sabby Volatility Warrant Master Fund, Ltd.

c/o Ogier Fiduciary Services (Cayman) Limited

89 Nexus Way, Camana Bay

Grand Cayman KY1-9007

Cayman Islands

Sabby Management, LLC

10 Mountainview Road, Suite 205

Upper Saddle River, New Jersey 07458

Hal Mintz

c/o Sabby Management, LLC

10 Mountainview Road, Suite 205

Upper Saddle River, New Jersey 07458

(c)	Mr. Mintz serves as the Manager of Sabby Management. The address of Sabby Management is 10 Mountainview Road, Suite 205, Upper Saddle River, New Jersey 07458, United States of America.

(d)	None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The funds for the purchase of Shares came from the investment capital of Sabby Healthcare and Sabby Volatility, which are managed by Sabby Management.

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for investment purposes in the ordinary course of Sabby Healthcare’s and Sabby Volatility’s business.

Item 4. Purpose of Transaction

The Reporting Persons have acquired their Shares of the Issuer for investment. The Reporting Persons evaluate their respective investments in the Shares on a continual basis.

On January 2, 2018, the Reporting Persons sent to the Board of Directors of the Issuer a letter (the “Letter”) expressing dissatisfaction with recent actions taken by the Issuer’s Board of Directors. A copy of the Letter is filed as Exhibit 2 to this Schedule 13D and is incorporated herein in its entirety by reference. Except as set forth in the letter to the Issuer's Board of Directors filed as an exhibit attached hereto, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

The Reporting Persons from time to time intend to review their investment in the Issuer on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s Shares in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time. If the Reporting Persons believe that further investment in the Issuer is attractive, whether because of the market price of the Issuer’s Shares or otherwise, they may acquire shares of common stock or other securities of the Issuer either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, the Reporting Persons may determine to dispose of some or all of the Shares currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons either in the open market or in privately negotiated transactions.

The Reporting Persons reserve the right to be in contact with members of the Issuer's management, the members of the Issuer's Board of Directors, other significant shareholders and others regarding alternatives that the Issuer could employ to increase shareholder value.

The Reporting Persons further reserve the right to act in concert with any other shareholders of the Issuer, or other persons, for a common purpose should it determine to do so, and/or to recommend courses of action to the Issuer's management, the Issuer's Board of Directors, the Issuer's shareholders and others.

Item 5. Interest in Securities of the Issuer

(a)	As of the date hereof, each of the Sabby Management and Hal Mintz may be deemed to be the beneficial owners of 407,201 Shares, constituting 9.99% of the Shares. As of the date hereof, Sabby Healthcare may be deemed the beneficial owner of 335,105 Shares, constituting 8.22% of the Shares. As of the date hereof, Sabby Volatility may be deemed the beneficial owner of 72,096 Shares, constituting 1.77% of the Shares.*

(b)	Each of Sabby Management and Hal Mintz (i) has the sole power to vote or direct the vote of 0 Shares; (ii) has the shared power to vote or direct the vote of 407,201 Shares; (iii) has the sole power to dispose or direct the disposition of 0 Shares; and (iv) has the shared power to dispose or direct the disposition of 407,201 Shares. Sabby Healthcare (i) has the sole power to vote or direct the vote of 0 Shares; (ii) has the shared power to vote or direct the vote of 335,105 Shares; (iii) has the sole power to dispose or direct the disposition of 0 Shares; and (iv) has the shared power to dispose or direct the disposition of 335,105 Shares. Sabby Volatility (i) has the sole power to vote or direct the vote of 0 Shares; (ii) has the shared power to vote or direct the vote of 72,096 Shares; (iii) has the sole power to dispose or direct the disposition of 0 Shares; and (iv) has the shared power to dispose or direct the disposition of 72,096 Shares*

(c)	The Reporting Persons have engaged in the following transactions in the Issuer’s Common Stock during the last 60 days:

Entity	Transaction	Trade Date	Shares	Price/ Share
Sabby Healthcare Master Fund, Ltd.	Open Market Purchase	11/6/2017	2,813	$1.20
Sabby Healthcare Master Fund, Ltd.	Open Market Purchase	11/7/2017	16,033	$1.17
Sabby Healthcare Master Fund, Ltd.	Open Market Purchase	11/9/2017	4,064	$1.01
Sabby Healthcare Master Fund, Ltd.	Open Market Sale	11/14/2017	51,911	$1.59
Sabby Healthcare Master Fund, Ltd.	Open Market Purchase	11/14/2017	11,133	$1.24
Sabby Volatility Warrant Master Fund, Ltd.	Open Market Sale	11/14/2017	6,200	$1.67
Sabby Volatility Warrant Master Fund, Ltd.	Open Market Purchase	11/14/2017	7,450	$1.25
Sabby Volatility Warrant Master Fund, Ltd.	Open Market Sale	11/14/2017	13,020	$1.63
Sabby Healthcare Master Fund, Ltd.	Open Market Purchase	11/15/2017	700	$1.25
Sabby Volatility Warrant Master Fund, Ltd.	Open Market Purchase	11/15/2017	200	$1.25
Sabby Healthcare Master Fund, Ltd.	Open Market Sale	11/16/2017	16,733	$1.50
Sabby Healthcare Master Fund, Ltd.	Open Market Sale	11/16/2017	105	$1.51
Sabby Healthcare Master Fund, Ltd.	Open Market Sale	11/17/2017	5,566	$1.49
Sabby Healthcare Master Fund, Ltd.	Open Market Sale	11/30/2017	300	$1.48
Sabby Volatility Warrant Master Fund, Ltd.	Open Market Purchase	11/30/2017	8,930	$1.33
Sabby Volatility Warrant Master Fund, Ltd.	Open Market Purchase	12/1/2017	2,640	$1.33
Sabby Healthcare Master Fund, Ltd.	Open Market Purchase	12/4/2017	3,998	$1.26
Sabby Healthcare Master Fund, Ltd.	Open Market Purchase	12/5/2017	4,904	$1.25
Sabby Healthcare Master Fund, Ltd.	Open Market Purchase	12/6/2017	600	$1.25
Sabby Healthcare Master Fund, Ltd.	Open Market Purchase	12/7/2017	13,257	$1.22
Sabby Healthcare Master Fund, Ltd.	Open Market Purchase	12/8/2017	4,423	$1.20
Sabby Healthcare Master Fund, Ltd.	Open Market Purchase	12/8/2017	11,743	$1.20
Sabby Healthcare Master Fund, Ltd.	Open Market Purchase	12/11/2017	4,132	$1.21
Sabby Healthcare Master Fund, Ltd.	Open Market Purchase	12/13/2017	4,368	$1.21
Sabby Healthcare Master Fund, Ltd.	Open Market Purchase	12/14/2017	5,800	$1.19
Sabby Healthcare Master Fund, Ltd.	Open Market Purchase	12/15/2017	2,028	$1.21
Sabby Healthcare Master Fund, Ltd.	Open Market Sale	12/18/2017	3,600	$1.38
Sabby Healthcare Master Fund, Ltd.	Open Market Sale	12/18/2017	5,700	$1.37
Sabby Healthcare Master Fund, Ltd.	Open Market Purchase	12/19/2017	20,000	$1.21
Sabby Healthcare Master Fund, Ltd.	Open Market Purchase	12/21/2017	19,227	$1.18
Sabby Healthcare Master Fund, Ltd.	Open Market Purchase	12/22/2017	5,773	$1.20
Sabby Healthcare Master Fund, Ltd.	Open Market Purchase	12/26/2017	6,321	$1.17
Sabby Healthcare Master Fund, Ltd.	Open Market Purchase	12/26/2017	3,263	$1.19
Sabby Healthcare Master Fund, Ltd.	Open Market Purchase	12/26/2017	8,795	$1.18
Sabby Healthcare Master Fund, Ltd.	Open Market Purchase	12/27/2017	9,988	$1.20
Sabby Healthcare Master Fund, Ltd.	Open Market Purchase	12/27/2017	1,200	$1.20
Sabby Healthcare Master Fund, Ltd.	Open Market Purchase	12/27/2017	648	$1.20
Sabby Healthcare Master Fund, Ltd.	Open Market Purchase	12/28/2017	4,084	$1.23
Sabby Healthcare Master Fund, Ltd.	Open Market Purchase	12/28/2017	2,210	$1.20
Sabby Healthcare Master Fund, Ltd.	Open Market Purchase	12/29/2017	16,067	$1.23
Sabby Healthcare Master Fund, Ltd.	Open Market Purchase	12/29/2017	100	$1.20

(d)	Not applicable.

(e)	Not applicable.

*As calculated in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended, Sabby Management and Hal Mintz each beneficially own 407,201 Shares of the Issuer, representing approximately 9.99% of the issued and outstanding Shares, based on 4,076,089 shares issued and outstanding on November 10, 2017. Sabby Management and Hal Mintz do not directly own any Shares, but each indirectly owns 407,201 shares of Common Stock. Sabby Management indirectly owns 407,201 shares of Common Stock because it serves as the investment manager of Sabby Healthcare and Sabby Volatility, which directly hold 335,105 Shares and 72,096 Shares, respectively. Mr. Mintz indirectly owns 407,201 shares of Common Stock in his capacity as manager of Sabby Management. Excluded from each Reporting Person's beneficial ownership are an aggregate of 7,947,182 shares of Common Stock underlying certain securities including: (i) 859,306 shares of Common Stock underlying warrants owned by Sabby Healthcare, (ii) 4,971,375 shares of Common Stock issuable upon conversion of Series C Convertible Preferred Stock owned by Sabby Healthcare, (iii) 179,327 shares of Common Stock underlying warrants owned by Sabby Volatility, and (iv) 1,937,174 shares of Common Stock issuable upon conversion of Series C Convertible Preferred Stock owned by Sabby Volatility (excluded warrants and Series C Convertible Preferred Stock, collectively, the “Excluded Securities”). The Excluded Securities are not beneficially owned by the Reporting Persons due to the beneficial ownership limitation in the form of a conversion cap that precludes the Reporting Persons from converting or exercising, as applicable, such Excluded Securities, to the extent that the Reporting Persons would, after such conversion or exercise, collectively beneficially own (as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended) in excess of 9.99% of the shares of Common Stock outstanding. The Reporting Persons may choose to convert or exercise, as applicable, the Excluded Securities, while continuing to comply with such beneficial ownership limitation.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Persons have entered into a Joint Filing Agreement, dated as of the date hereof, a copy of which is filed with this Schedule 13D as Exhibit 1 (which is incorporated herein by reference), pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k) under the Act.

Item 7. Material to Be Filed as Exhibits

Exhibit 1 — Joint Filing Agreement, dated January 2, 2018, among Sabby Healthcare Master Fund, Ltd., Sabby Volatility Warrant Master Fund, Ltd., Sabby Management, LLC and Hal Mintz

Exhibit 2 — Letter to the Board of Directors of the Issuer, dated January 2, 2018

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 2, 2018
(Date)

Sabby Healthcare Master Fund, Ltd.

By:  /s/ Harry Thompson

Name: Harry Thompson

Title: Authorized Person of TDF Management Ltd., a Director

Sabby Volatility Warrant Master Fund, Ltd.

By:  /s/ Harry Thompson

Name: Harry Thompson

Title: Authorized Person of TDF Management Ltd., a Director

Sabby Management, LLC* By: /s/ Robert Grundstein Name: Robert Grundstein Title: Chief Operating Officer

/s/ Hal Mintz* Hal Mintz

*This Reporting Person disclaims beneficial ownership over the securities reported herein except to the extent of its pecuniary interest therein.

EXHIBIT 1

----------

JOINT FILING AGREEMENT

The undersigned hereby agree that this Statement on Schedule 13D with respect to the beneficial ownership of shares of Common Stock of STRATA Skin Sciences, Inc. is filed jointly, on behalf of each of them.

Dated: January 2, 2018

Sabby Healthcare Master Fund, Ltd.

By:  /s/ Harry Thompson

Name: Harry Thompson

Title: Authorized Person of TDF Management Ltd., a Director

Sabby Volatility Warrant Master Fund, Ltd.

By:  /s/ Harry Thompson

Name: Harry Thompson

Title: Authorized Person of TDF Management Ltd., a Director

Sabby Management, LLC By: /s/ Robert Grundstein Name: Robert Grundstein Title: Chief Operating Officer

/s/ Hal Mintz Hal Mintz

EXHIBIT 2

January 2, 2018

SABBY MANAGEMENT, LLC

10 Mountainview Road, Suite 205

Upper Saddle River, New Jersey 07458

Members of the Board of Directors

STRATA Skin Sciences, Inc.

100 Lakeside Drive, Suite 100

Horsham, Pennsylvania 19044

Re: Recent Actions by the Board of Directors

Dear Members of the Board of Directors:

We, Sabby Management, LLC (“Sabby”), are writing this letter to express our dissatisfaction with certain actions taken by the board of directors of Strata Skin Sciences, Inc. (“Strata” or the “Company”) in the past few weeks, including declining the proposed investment of $15 million in equity (the “Proposed Investment”) in Strata by, who we believe to be, a prominent med-tech investor (the “Proposed Investor”), and instead chose to “evaluate strategic alternatives,” as stated by the Company in its press release issued on December 18, 2017 (the “Press Release”). We acquired our shares of the Company for investment purposes, which we continually evaluate. Through our evaluation of our investment, we believe that Strata became a leading provider of laser therapy for dermatological conditions two and a half years ago when it purchased certain XTRAC laser assets and VTRAC excimer lamp systems. In the ensuing thirty months, the value of Strata’s equity for shareholders has declined approximately 80%; based on public disclosures, revenue for 2017 is expected to be roughly 20% below 2015 levels; and the CFO recently resigned, which we believe are a result of mismanagement by the board of directors and a sign of dysfunction in the case of the CFO resignation. Change in the leadership at the board level may be necessary.

With regard to the Proposed Investment, we became aware of its terms through the Proposed Investor, who came to us asking if we would vote in favor of the Proposed Investment, as shareholder approval was necessary for the Proposed Investment and we hold a large minority stake in the Company. We were informed that the terms of the Proposed Investment recently presented to and rejected by the Strata board were as follows: $15 million in the form of preferred stock convertible at $1.40 per share (a 10% premium over the then 30 day volume weighted average price of Strata stock) with no economic preferences or warrants. We strongly believe that this was the best financing alternative Strata will be able to find anywhere. The Proposed Investment was predicated on major changes to the composition of the board and a change in CEO leadership. The replacement CEO that the Proposed Investor intended to appoint was personally investing $2 million of the $15 million raise. However, and to our great dismay, instead of presenting the Proposed Investment to Strata’s shareholders for consideration, we learned, through the Press Release, that the board decided to explore alternative strategies and to potentially engage a financial advisor to evaluate all options for the company. Ultimately, it should be up to the shareholders to decide whether or not the investment is beneficial for the Company and if the current board should remain in place. You failed to provide them with the opportunity to vote.

We supported the Proposed Investment even though it would have resulted in substantial dilution of our holdings at a stock price that is 50% below the level at which we invested in Strata, as we believe the Proposed Investment could reverse what we believe is a negative market perception and expectations for the Company. We believe the infusion of $15 million in added working capital could enable the company to invest as necessary in advertising via both traditional means and social media, and other expenditures that have been cut to virtually zero due to capital constraints. The additional capital could also be used to move Strata’s Optimal Dosing Technology (“OTD”) program forward – which we believe harbors vast potential over the coming years, if nurtured through the regulatory process and adopted by patients, payers, and dermatologists.

It is also perplexing that the board voted LuAnn Via to be chairman of the board (“COB”) in the days following its move to explore strategic alternatives, as, based on the Company’s disclosure on Form 10-K for the fiscal year ended December 31, 2016, Ms. Via has no experience in the healthcare industry or (more specifically) in the medical device space and was specifically brought on to the board for her experience in retail sales and manufacturing and her extensive experience as a CEO and senior executive of several publicly-listed companies, which we deem is unrelated to the Company’s business. Without specific experience in the medical device space, we do not believe that Ms. Via is qualified to serve as the COB.

The Proposed Investor behind the rejected Proposed Investment is a device specialist with vast experience investing in public companies and helping them grow their businesses. They have access to executives who have been leaders at multiple healthcare entities that Strata can greatly use as fresh voices at the board level, and we support both their investment in Strata and their vision for changes in management.

The board specifically noted in the Press Release that:

“The Board has not set a timetable for this process nor has it made any decisions related to any specific strategic alternatives at this time.  There can be no assurance that the exploration of strategic alternatives will result in a transaction.  STRATA does not intend to provide any updates unless or until it determines that further disclosure is appropriate or necessary.”

In our opinion, the Company has rejected its best path forward without proposing another clear alternative. While we are open minded regarding viable alternatives for a justifiable path forward, we would like the board to provide an update by January 22, 2018 on its exploration of its strategic alternatives. At such time, whether or not we receive an update from the Company, we may reevaluate our investment and may consider taking action, including calling on all shareholders to vote for alternative leadership at the board level at the next shareholder’s meeting. Please kindly respond to this letter by January 22, 2018 with the board’s update.

Sincerely,

Sabby Management, LLC

  /s/ Hal D. Mintz

By: Hal D. Mintz, Manager